# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SAB Biotherapeutics, Inc., CIK 0001833214
CUSIP: 78397T202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 777 W 41ST ST, SUITE 401, MIAMI BEACH, Florida (FL), 33140
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001784547

## Reporting persons
- Woodline Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 7,125,881; shared voting power 0; sole dispositive power 7,125,881; shared dispositive power 0; aggregate amount beneficially owned 7,125,881 (9.9% of the class)
  Comment: Consists of (i) 2,850,881 shares of Common Stock (as defined in Item 2(a)), (ii) 2,850,000 shares of Common Stock issuable upon conversion of 28,500 shares of Series B preferred stock (the "Series B Preferred Stock") underlying 28,500 enrollment warrants (the "Enrollment Warrants") and (iii) 1,425,000 shares of Common Stock issuable upon conversion of 14,250 shares of Series B Preferred Stock underlying 14,250 data release warrants (the "Data Release Warrants"). The Series B Preferred Stock, the Enrollment Warrants and the Data Release Warrants contain certain provisions (the "Blockers") preventing these securities from being converted or exercised into shares of Common Stock, if such conversion or exercise would result in the holder (or its affiliates or certain related parties) beneficially owning greater than 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion or exercise, as applicable. However, the amounts reported in rows 5, 7 and 9 herein include the number of shares of Common Stock that would be issuable upon full exercise of the Data Release Warrants and Enrollment Warrants into Series B Preferred Stock and the full conversion of Series B Preferred Stock to shares of Common Stock, without giving effect to the Blockers.

## Item 1. Issuer
Name of issuer: SAB Biotherapeutics, Inc.
Address of issuer's principal executive offices: 777 W 41st St, Suite 401, Miami Beach, Florida 33140

## Item 2. Person Filing
Name of person filing:
This statement is filed by Woodline Partners LP ("Woodline Partners" or the "Reporting Person"), a Delaware limited partnership, and the investment adviser to Woodline Master Fund LP (the "Woodline Fund"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of SAB Biotherapeutics, Inc. (the "Company"), and shares of Common Stock issuable upon the conversion of Series B Preferred Stock issuable upon the exercise of the Data Release Warrants and Enrollment Warrants, directly held by the Woodline Fund.

The filing of this statement should not be construed as an admission that the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of Woodline Partners is 4 Embarcadero Center, Suite 3450, San Francisco, CA 94111.
Citizenship: Woodline Partners is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 45,108,294 shares of Common Stock outstanding as of September 30, 2025, as disclosed by the Company to the Reporting Person, and assumes the conversion of the Series B Preferred Stock issuable upon the exercise of the Enrollment Warrants and the Data Release Warrants held by the Woodline Fund subject to the Blockers.

The Series B Preferred Stock, the Enrollment Warrants and the Data Release Warrants contain Blockers that prevent these securities from being converted or exercised into shares of Common Stock, if such conversion or exercise would result in the holder (or its affiliates or certain related parties) beneficially owning greater than 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion or exercise, as applicable. However, the amounts set forth in rows 5, 7 and 9 of the cover page for the Reporting Person include the number of shares of Common Stock that would be issuable upon full exercise of the Data Release Warrants and Enrollment Warrants into Series B Preferred Stock and the full conversion of Series B Preferred Stock to shares of Common Stock, without giving effect to the Blockers. Consequently, at this time, the Reporting Person is not able to exercise all of such Series B Preferred Stock, the Enrollment Warrants and the Data Release Warrants due to the Blockers.
Percent of class: 9.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Woodline Fund has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Woodline Partners LP: /s/ Erin Mullen, Erin Mullen, General Counsel & Chief Compliance Officer (11/14/2025)